

Dmitri Sunshine (He/Him)

Visionary | Community-Creator | Systems-Architect | Entrepreneur

Sedona, Arizona, United States · Contact info

69 connections

Cohere

Kennesaw State University

Experience

COO

Cohere · Full-time

Nov 2021 – Present · 3 mos

Sedona, Arizona, United States

Dmitri has been visiting, living and creating intentional-communities for many years and it's his life-long mission to co-create a network of village-scale communities that reunite our elders and youth.

Founder and Director

Inreach Solutions

Jul 2007 – Nov 2021 · 14 yrs 5 mos

Developed a highly user-customizable online database for social-service agencies.

Education

Kennesaw State University

none, Computer Science

2013 – 2015